

February 25, 2014

<u>Via E-mail</u>
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re: CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed February 18, 2014**
> **File No. 001-09317**

Dear Mr. Popeo:

We have the following additional comments on your filing.

<u>Slide 8</u>

1.   Please demonstrate to us in greater detail how it was determined that total shareholder return for the S&P 500 Index from 12/17/86 to 2/22/13 was 592%.

<u>Slide 22</u>

2.   We note the statement that CWH announced a $100 million share buyback program on January 9, 2009. However, it appears that CWH only bought back $14.5 million of shares. Please revise to clarify this.

<u>Slide 27</u>

3.   We note the statement that without the benefit of RMR's economies of scale, CWH's operating costs would likely increase substantially. However, the examples on the slide relate to an aggregate of $5.3 million of expense savings. This appears to constitute 1.26% of the $419.7 million of operating expenses in fiscal 2012. Please advise how these savings can be considered "substantial."

<u>Slide 36</u>

4.   Please provide support for the statement that Mr. Linneman had outside relationships with some of the bidders for RCP, including Goldman Sachs. We understand that the cited article does not establish proof of this statement.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP